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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                  GAS NATURAL DEL RIO PANUCO S. DE R.L. DE C.V.
                  ---------------------------------------------
                            (Name of foreign company)

                         HOUSTON INDUSTRIES INCORPORATED
    -------------------------------------------------------------------------
    (Name of filing company, if filed on behalf of a foreign utility company)

Item 1

         STATE THE NAME OF THE ENTITY CLAIMING FOREIGN UTILITY COMPANY STATUS, ITS BUSINESS ADDRESS, AND A DESCRIPTION OF THE FACILITIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS. TO THE EXTENT KNOWN, IDENTIFY EACH PERSON THAT HOLDS FIVE PERCENT OR MORE OF ANY CLASS OF VOTING SECURITIES OF THE FOREIGN UTILITY COMPANY AND DESCRIBE THE AMOUNT AND NATURE OF THE INTEREST.

         The name of the entity claiming foreign utility company status is Gas Natural del Rio Panuco S. de R.L. de C.V., a limited liability company organized under the laws of Mexico ("GNP"). The business address of GNP is Sierra Mojada 626, Col. Lomas Barrilaco, 11010 Mexico, D.F. GNP will provide natural gas to residential and industrial customers in the geographic area comprising Tampico, Madero and Altamira in the state of Tamaulipas, Mexico through pipelines it acquires (through a trust) from Petroleos Mexicanos and Pemex Gas y Petroquimica Basica (collectively, "Pemex") and through pipelines it will build in this area.

         The pipeline assets acquired from Pemex comprise a trunkline 21 kilometers long and a branchline 3.8 kilometers long. Based on currently available information, GNP expects by December 31, 1998 to have approximately 106,000 feet of main line and 41,000 feet of service line installed, serving approximately 1,200 customers. By December 31, 2002, GNP expects to have approximately 1,100,000 feet of main line and 800,000 feet of service line installed, serving approximately 28,000 customers. The total installed cost of the foregoing facilities is presently estimated to be less than $20 million.

         The ownership of GNP is currently as follows:

         50% by NorAm Energy de Mexico S.A. de C.V. ("NorAm Mexico") 50% by Corporacion Gutsa S.A. de C.V.


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Item 2

         STATE THE NAME OF ANY DOMESTIC ASSOCIATE PUBLIC UTILITY COMPANY AND, IF APPLICABLE, ITS HOLDING COMPANY, AND A DESCRIPTION OF THE RELATIONSHIP BETWEEN THE FOREIGN UTILITY COMPANY AND SUCH COMPANY, AND THE PURCHASE PRICE PAID BY ANY SUCH DOMESTIC ASSOCIATE PUBLIC UTILITY COMPANY FOR ITS INTEREST IN THE FOREIGN UTILITY COMPANY.

         The name of the domestic associate public-utility company is Houston Lighting & Power Company, an operating division of Houston Industries Incorporated, a Texas corporation ("HI"). HI owns all of the outstanding voting stock of NorAm Energy Corporation, a Delaware corporation ("NorAm"). NorAm owns all the outstanding voting stock of NorAm Latin America, Inc., a Delaware corporation ("NLA"). NLA owns all the outstanding voting stock of NorAm Mexico, which in turn has a 50% ownership interest in GNP. No portion of the purchase price for GNP was financed through the issuance of any security by HL&P.


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                                    EXHIBIT 99.a


         State certificates required under Section 33(a)(2) of the Public Utility Holding Company Act of 1935, as amended, have been received from the commissions of Texas, Arkansas, Louisiana, Mississippi, Minnesota and Oklahoma, and are attached hereto as Exhibit 99.a.


                                    SIGNATURE


The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                       HOUSTON INDUSTRIES INCORPORATED



                                       By:   /s/ Mary P. Ricciardello
                                           -------------------------------------
                                            Mary P. Ricciardello
                                            Vice President and Comptroller
                                            (Principal Accounting Officer)


Date: January 28, 1998



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